EXHIBIT 99.1

Endeavour Silver Reports Positive Exploration Results for the Parral Project in Chihuahua, Mexico Including 332 gpt Silver over 13.1 m True Width

VANCOUVER, British Columbia, Aug. 14, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) reports positive results from its ongoing 2019 exploration program on the Parral project in Chihuahua, Mexico.  Endeavour has completed 15 surface and underground drill holes totaling 3,160 meters (m) and 462 underground channel samples in 3 blocks in the Sierra Plata mine on the Veta Colorada vein system to date.

The Veta Colorada (including the Sierra Plata and El Verde mines) was a past producing mining operation owned by Grupo Mexico that closed in 1991 due to the low silver price. Endeavour acquired the Veta Colorada properties in 2016 along with the past producing San Patricio and Palmilla mines and related silver veins in the Parral district.

The Veta Colorada is a major silver vein structure that ranges from 1 to 30 m thick (average 5-10 m), was mined on 7 levels down to 300 m depths below surface in places and has been traced for 7 kilometers.

Surface and Underground Drill Results

Endeavour has drilled 6 surface and 9 underground drill holes so far this year, about half of the planned program, to test an area 600 m long by 500 m deep in and around the Sierra Plata mine workings. Every hole intersected strong silver mineralization, mostly adjacent to old workings, indicating that historic mining focused on very high silver grades and left behind significant high grade silver mineralization (view the Veta Colorada longitudinal section here).

Surface drilling highlights include 346 grams per tonne (gpt) silver over 9.6 m true width (11.1 oz per ton (opT) over 31.5 feet) in hole VCS-02.  Underground drilling highlights include 332 gpt silver over 13.1 m true width (10.7 opT over 43.0 feet) in hole VCU-05.  Several of the surface drill holes intersected old mine workings so the reported mineralized intervals represent only a part of the original silver mineralized zones.

Complete drill results are shown in the following table:

Surface Drill Results
Hole	Structure	From	True width	Ag
		(m)	(m)	(gpt)
VCS-01	Old Working (VC)	244.45	5.2	Old Working
	Veta Colorada	250.35	0.9	160
	Including	250.70	0.2	412
VCS-02	Hw Veta Colorada	189.70	9.6	346
	Including	192.50	0.5	784
	Veta Colorada	201.45	5.0	283
	Including	204.95	0.5	975
VCS-03	Hw Veta Colorada	202.50	3.0	242
	Including	204.00	0.5	299
	Veta Colorada	206.30	1.1	265
	Old Working (VC)	207.40	4.1	Old Working
	Veta Colorada	211.50	1.5	263
	Including	211.50	0.2	461
VCS-04	Old Working (VC)
VCS-05	Old Working (HW VC)	142.70	1.7	Old Working
	Hw Veta Colorada	147.85	1.4	293
	Including	148.35	0.4	457
	Old Working (VC)	157.40	5.2	Old Working
	Veta Colorada	165.00	0.9	855
	Including	165.60	0.4	1,170
VCS-06	Veta Colorada	236.50	1.1	228
	Old Working VC	237.70	1.5	Old Working
	Including	236.95	0.7	320
Underground Drill Results
VCU-01	Veta Colorada	172.55	3.7	300
	Including	176.15	0.2	815
VCU-02	Veta Colorada	107.60	3.3	452
	Including	110.35	0.4	842
	Breccia	119.85	1.5	234
	Including	119.85	0.2	695
	Breccia	125.35	1.8	225
	Including	125.95	0.4	350
VCU-03	Veta Colorada	59.95	8.2	326
	Including	62.80	0.3	727
VCU-04	Veta Colorada	154.10	7.7	253
	Including	160.80	0.4	1,200
VCU-05	Veta Colorada	87.00	13.1	332
	Including	88.80	0.2	3,770
	Breccia	114.85	0.9	225
	Including	115.30	0.4	307
	Breccia	127.15	2.2	186
	Including	129.10	0.6	224
VCU-06	Veta Colorada	109.45	1.0	104
	Including	110.70	0.1	382
VCU-07	Veta Colorada	66.40	13.0	154
	Including	67.30	0.3	426
VCU-08	Veta Colorada	174.80	3.2	281
	Including	174.80	0.4	527
VCU-09	Veta Colorada	171.90	1.2	549
	Including	172.55	0.5	801

Underground Channel Sample Results

Endeavour sampled 3 blocks on level 7 to test an area 250 m long by 25 m vertically within the north part of the Sierra Plata mine. Only minor work was needed to re-access and make safe the historic main haulage ramp into the mine.  The Company dewatered the lowest mine levels last year, sampled old mine fill on levels 1 to 6, and recognized the opportunity to drill unmined high grade in all mine levels and sample unmined high grade in the lower mine levels.

Channel sampling highlights include 2 samples exceeding 1,000 gpt such as 1,705 gpt silver over 0.55 m true width in channel 7+66 and 1,480 gpt silver over 0.95 m true width in channel 7+69.  The full width of the vein is not exposed in many of the mine workings so the sampling results are only partly indicative of the silver mineralization.

The highest grade samples in the channels are shown in the following table:

Block	Channel	Sample ID	Structure	Width (m)	Ag (g/t)
8-VC-16-8	7+7	PAR-1800	Bx Hw	0.90	578
8-VC-16-8	7+7	PAR-1802	Hw ?	1.20	746
8-VC-16-8	7+8	PAR-1806	Bx Hw	1.00	557
8-VC-16-8	7+8	PAR-1807	Hw ?	1.10	590
8-VC-16-8	7+11	PAR-1819	Bx Hw	1.10	546
8-VC-16-8	7+12	PAR-1825	Bx Hw	1.50	544
8-VC-16-8	7+12	PAR-1826	Bx Hw	0.80	911
8-VC-16-8	7+20	PAR-1867	Bx Hw	0.70	681
8-VC-16-8	7+20	PAR-1868	Bx Hw	1.00	676
8-VC-16-8	7+21	PAR-1869	Vn - F	0.30	547
8-VC-16-8	7+21	PAR-1874	Bx Hw	1.10	767
8-VC-16-8	7+23	PAR-1886	Bx Hw	0.90	509
8-VC-16-8	7+30	PAR-1930	Vn	1.00	527

Block	Channel	Sample ID	Structure	Width (m)	Ag (g/t)
8-VC-17-8	7+33	PAR-1951	Bx Hw	1.10	438
8-VC-17-8	7+37	PAR-1974	Bx Hw	0.80	503
8-VC-17-8	7+47	PAR-2044	Vn-F	0.45	340
8-VC-17-8	7+48	PAR-2054	Bx Hw	0.90	568
8-VC-17-8	7+48	PAR-2055	Bx Hw	1.20	369
8-VC-17-8	7+48	PAR-2056	Bx Hw	0.90	339
8-VC-17-8	7+51	PAR-2081	Bx Hw	1.00	377
8-VC-17-8	7+52	PAR-2085	Fw	0.70	346
8-VC-17-8	7+55	PAR-2108	Vn-F	0.55	522
8-VC-17-8	7+62	PAR-2153	Vn-F	0.50	349
8VC-17-8	7-55 (-A)	PAR-2515	Tcog Sil-Hem	0.90	376
8VC-17-8	7-58 (-A)	PAR-2518	Tcog Sil-Hem	1.10	903

Block	Channel	Sample ID	Structure	Width (m)	Ag (g/t)
7-VC-20, 8-VC-2-6	7+64	PAR-2167	Hw	0.85	439
7-VC-20, 8-VC-2-6	7+66	PAR-2182	Vn	0.95	402
7-VC-20, 8-VC-2-6	7+66	PAR-2184	Vn	0.90	721
7-VC-20, 8-VC-2-6	7+66	PAR-2185	Hw	0.55	1705
7-VC-20, 8-VC-2-6	7+66	PAR-2186	Hw	0.70	312
7-VC-20, 8-VC-2-6	7+67	PAR-2194	Vn	0.75	461
7-VC-20, 8-VC-2-6	7+67	PAR-2195	Vn	0.65	305
7-VC-20, 8-VC-2-6	7+68	PAR-2201	Vn	0.80	423
7-VC-20, 8-VC-2-6	7+68	PAR-2204	Vn	1.00	669
7-VC-20, 8-VC-2-6	7+68	PAR-2205	Vn	0.75	370
7-VC-20, 8-VC-2-6	7+69	PAR-2212	Vn	0.95	1480
7-VC-20, 8-VC-2-6	7+69	PAR-2213	Vn	0.90	583
7-VC-20, 8-VC-2-6	7+70	PAR-2219	Vn	1.10	418

Bradford Cooke, Endeavour CEO commented, “With the success of our ongoing drilling and sampling exploration programs so far this year, management views the Parral Project as having good potential to develop another new high grade silver mine. The Parral Project is our largest exploration expenditure this year and represents an important part of our growth strategy.”

“We have re-conceptualized the development of the Parral Project as a potential two stage mine project due to the readily accessible high grade mineralized blocks we have delineated underground. Given there are several toll mills operating in the Parral district, and we have already applied for a mining permit requiring minimal new surface disturbance, we envisage a first stage, small scale, high grade toll mine averaging around 200-250 tonnes per day to generate cash flow while we evaluate the possibility of a second stage, larger scale, 1,000-2,000 tpd high grade mine that could become a new core asset.  We plan to mine a bulk sample and process it at a local toll mill in Q3, 2019 so that we can prepare a preliminary economic assessment for the stage one mine by year-end.”

Qualified Person

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining operations and production levels, and the timing and results of various activities including the exploration and development of the Parral Project. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.